

FOR: **GOTTSCHALKS INC.**

CONTACT: Gregory Ambro
              Chief Financial Officer
              (559) 434-4800

              Financial Dynamics:
              Leigh Parrish, Rachel Albert
              (212) 850-5651, (212) 850-5706

DISTRIBUTION: N. CALIFORNIA NEWS LINE & EMAIL/FAX LIST: ESFGOT/SFGOT

FOR RELEASE ON THURSDAY, MARCH 3, 2005 AT 4:05 P.M. EST

GOTTSCHALKS REPORTS UNAUDITED FISCAL 2004 FOURTH QUARTER AND FULL YEAR FINANCIAL RESULTS

Fiscal 2004 Net Income Increases 212% to $5.8 million from $1.9 million in Fiscal 2003

FRESNO, Calif., March 3, 2005 – Gottschalks Inc. (NYSE: GOT) today reported unaudited financial results for the fourth quarter and 2004 fiscal year ended January 29, 2005.

Net income for the fourth quarter was $9.0 million, or $0.66 per diluted share, an increase of 6.3% from net income of $8.4 million, or $0.64 per diluted share, for the fourth quarter of fiscal 2003. For the 2004 fiscal year ended January 29, 2005, the Company reported net income of $5.8 million, or $0.44 per diluted share, an increase of 212% from net income of $1.9 million, or $0.14 per diluted share, in fiscal 2003.

Gottschalks' net income from continuing operations for the fourth quarter of fiscal 2004 was $9.0 million, or $0.66 per diluted share, and for the full year was $5.8 million, or $0.44 per diluted share. In the fourth quarter of fiscal 2003 net income from continuing operations was $8.6 million, or $0.65 per diluted share, and for fiscal 2003 was $2.8 million, or $0.21 per diluted share.

Same store sales for the fourth quarter of fiscal 2004 decreased 2.6 %, and total sales decreased 3.2% to $221.8 million from $229.0 million for the same period of fiscal 2003. Same store sales for the full fiscal year increased 0.2 % from fiscal 2003. For the 52-week fiscal year, total sales decreased 0.8% to $662.0 million this year compared to $667.5 million in fiscal 2003. For the fourth quarter the company operated one less store than the same period last year, and for the full fiscal year the Company operated seven fewer stores than in the prior year.

In response to views recently expressed by the Securities Exchange Commission, Gottschalks, like many other retailers, is reviewing its accounting practices regarding the accounting for leases and related depreciation of leasehold improvements with its independent registered public accounting firm. The impact, if any, on current and prior reporting periods has not yet been determined. Accordingly, the financial information reported today is subject to change after the review is completed. The Company expects to make its final determination about the impact in connection with the audit of its fiscal 2004 financial statements.

Jim Famalette, president and chief executive officer of Gottschalks said, "We are pleased with our results for the fourth quarter and fiscal 2004. Our focused efforts and more efficient operations enabled us to achieve a 212% increase in net income compared to fiscal 2003. Though fourth quarter sales were not as robust as we had hoped, we succeeded in enhancing our margins as well as managing a reduction in many expense categories. We achieved diluted earnings per share of $0.44 for fiscal 2004, which was in our expected range. We continued to effectively execute our initiatives to improve inventory management and increase our turnover. Our targeted merchandise and marketing programs which highlighted product categories such as better sportswear, women's accessories and junior apparel, all showed consistently positive results. Overall, these areas were among our top performers throughout the year and aided in penetrating an expanded customer base. We also made great strides in continuing to improve the Company's financial strength by reducing debt. At the close of fiscal 2004 we had lowered total debt by $22 million compared to the close of fiscal 2003. We are solidly positioned to achieve long-term growth while seeking to maximize shareholder value."

Mr. Famalette continued, "Looking forward to 2005, we expect to continue last year's positive trends. We have developed strategies focused on improvements in four key areas designed to enhance our overall growth in 2005 – stores, marketing, merchandising and specific financial metrics. Our plans remain on track to open two new stores later this year. During the course of the year, we plan to complete several major store remodels and we will be enhancing our visual and signing programs in existing stores. We are undertaking a major new initiative to send a clearer and more directed marketing and merchandising message designed to broaden our customer base within the updated women's consumer group. We will also maintain our focus on improving our penetration in the growing Hispanic markets. We anticipate generating improvement in our home division as we implement new strategies under the guidance of our new general merchandise manager. Other areas of focus for us in 2005 are again continuing to increase our inventory turnover, as well as lowering our SG&A expense ratio.

Mr. Famalette concluded, "We expect the first quarter to be challenging as we cycle against our extremely successful 100th year anniversary marketing and promotional calendar of 2004. We continue to anticipate generating improvement throughout the year as we focus on executing our business strategy and open our two new planned stores. For fiscal 2005, we anticipate achieving a comparable store sales increase of approximately 2% and diluted earnings per share in the range of $0.62 to $0.67, which reflects an anticipated acceleration of interest rate increases that may increase our interest expense from previously expected levels."

Supplemental Operating Data:
In accordance with accounting standards generally accepted in the United States of America (GAAP), the operating results for closed stores are reported in the condensed consolidated financial statements as loss from discontinued operations and are excluded from the operating results from continuing operations. The following table provides additional information on operations and reconciles the total net sales, gross margin, and selling, general and administrative expenses to reported results from continuing operations:

	Fourth Quarter Ended		Fiscal Year Ended	
	January 29, 2005	January 31, 2004	January 29, 2005	January 31, 2004
Net Sales				
Total	$221,790	$229,027	$661,992	$667,547
Discontinued operations	0	1,412	0	6,973
Continuing operations	$221,790	$227,615	$661,992	$660,574
Gross Margin				
Total	$75,387	$74,729	$229,864	$227,740
Discontinued operations	0	469	0	2,536
Continuing operations	$75,387	$74,260	$229,864	$225,204
Selling, general and administrative expenses				
Total	$58,461	$57,464	$207,447	$206,979
Discontinued operations	0	383	0	3,013
Continuing operations	$58,461	$57,081	$207,447	$203,966

During January 2005 the Company amended its revolving credit facility to provide for a springing lock-box arrangement. Pursuant to guidance in the Financial Accounting Standards Board's Emerging Issues Task Force Issue No. 95-22, "*Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement,*" the Company has classified all of its revolving credit facility as long-term as of fiscal year ended January 29, 2005.

Earnings Teleconference and Webcast
Gottschalks will host a conference call today at 1:30 p.m. PST to review financial results for the fourth quarter and fiscal 2004. To listen to the live call, dial 800-362-0571. If you are unable to participate in the call, a replay will be available through March 11, 2005. To access this service, please dial 800-839-5687. No passcode is required for the replay. The call will also be available through a webcast, which can be accessed through the investor relations section of the Company's website located at www.gottschalks.com.

About Gottschalks
Gottschalks is a regional department store chain, currently operating 63 department stores and 6 specialty apparel stores in six western states, including California (39), Washington (12), Alaska (6), Oregon (2), Nevada (2) and Idaho (2). Gottschalks offers better to moderate brand-name fashion apparel, cosmetics, shoes, accessories and home merchandise. Gottschalks offers corporate information and selected merchandise on its website located at www.gottschalks.com.

Business Risks and Forward Looking Statements
This release contains forward-looking statements (within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. In some instances, such statements may be identified by the use of forward-looking terminology such as "may," "will," "expects," "believes," "intends," "projects," "forecasts," "plans," "estimates," "anticipates," "continues," "targets," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual

results to differ materially from those described in the forward-looking statements, including, without limitation, the Company's ability to meet debt obligations and adhere to the restrictions and covenants imposed under its various debt agreements; the timely receipt of merchandise and the Company's ability to obtain adequate trade credit from its key factors and vendors; risks arising from general economic and market conditions (including uncertainties arising from acts of terrorism or war); the ability to improve the profitability and cash flows or to sell, sublease or close underperforming stores; the ability to modify operations in order to minimize the adverse impact of rising costs, including but not limited to health care, workers' compensation, property and casualty insurance and utilities costs; the effects of seasonality and weather conditions; changing consumer trends and preferences; competition; consumer credit; and the Company's dependence on its key personnel and general labor conditions, all of which are described in more detail in Gottschalks' Annual Report on Form 10-K and other reports filed by Gottschalks with the Securities and Exchange Commission.

(Tables Follow)

GOTTSCHALKS INC.
CONDENSED INCOME STATEMENTS
(In thousands, except per share data)
(Unaudited)

	Fourth Quarter Ended		Fiscal Year Ended	
	January 29, 2005	January 31, 2004	January 29, 2005	January 31, 2004
Net sales	$221,790	$227,615	$661,992	$660,574
Net credit revenues	780	902	3,106	3,729
Net leased department revenues	1,405	1,428	3,515	3,525
Total revenues	223,975	229,945	668,613	667,828
Costs and expenses:				
Cost of sales	146,403	153,355	432,128	435,370
Selling, general and administrative expenses	58,461	57,081	207,447	203,966
Depreciation and amortization	2,939	3,222	11,917	13,177
Total costs and expenses	207,803	213,658	651,492	652,513
Operating income	16,172	16,287	17,121	15,315
Other (income) expense:				
Interest expense	2,200	3,242	9,509	13,296
Miscellaneous income	(257)	(446)	(1,565)	(2,262)
	1,943	2,796	7,944	11,034
Income before income taxes	14,229	13,491	9,177	4,281
Income tax expense	5,250	4,918	3,329	1,529
Income from continuing operations	8,979	8,573	5,848	2,752
Discontinued operations				
Income (loss) from operation of closed stores		74		(547)
Loss on store closures		(266)	(31)	(789)
Income tax benefit		(65)	(11)	(454)
Loss on discontinued operations	0	(127)	(20)	(882)
Net income	$8,979	$8,446	$5,828	$1,870
Net income per common share				
Basic				
Income from continuing operations	$0.69	$0.67	$0.45	$0.22
Loss from discontinued operations	$0.00	($0.01)	($0.00)	($0.07)
Net income per common share	$0.69	$0.66	$0.45	$0.15
Diluted				
Income from continuing operations	$0.66	$0.65	$0.44	$0.21
Loss from discontinued operations	$0.00	($0.01)	($0.00)	($0.07)
Net income per common share	$0.66	$0.64	$0.44	$0.14
Weighted average number of common shares outstanding				
Basic	12,976	12,857	12,905	12,830
Diluted	13,552	13,102	13,352	12,919

GOTTSCHALKS INC.
CONDENSED BALANCE SHEETS
(In thousands)
(Unaudited)

	January 29, 2005	January 31, 2004
ASSETS		
CURRENT ASSETS:		
Cash	$5,470	$5,172
Receivables – net	6,920	9,145
Merchandise inventories	152,753	156,552
Other	9,669	10,849
Total current assets	174,812	181,718
PROPERTY AND EQUIPMENT – net	130,201	129,832
OTHER LONG-TERM ASSETS	13,481	12,535
	$318,494	$324,085
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Trade accounts payable and other current liabilities	$76,717	$68,036
Revolving line of credit		51,009
Current portion of long-term obligations	3,314	3,725
Total current liabilities	80,031	122,770
LONG-TERM OBLIGATIONS (less current portion):		
Revolving line of credit	45,753	
Notes and mortgage loans payable	21,589	35,596
Capitalized lease obligations	3,989	5,706
	71,331	41,302
DEFERRED INCOME & OTHER	31,093	29,511
SUBORDINATED NOTE PAYABLE TO AFFILIATE	21,180	22,180
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY	114,859	108,322
	$318,494	$324,085